SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2006

                           MAGAL SECURITY SYSTEMS LTD.
                              (Name of Registrant)



                P.O. Box 70, Industrial Zone, Yahud 56100 Israel
                     (Address of Principal Executive Office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

This Report on Form 6-K is incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-9050 and 333-123265 and Form S-8 Registration Statement File No. 333-06246.

                           Magal Security Systems Ltd.



6-K Items

     1. Press Release re Magal Security Systems Ltd. Announces Third Quarter and Nine Months Financial Results dated October 30, 2006.

                                                                          ITEM 1

Press Release                                 Source: Magal Security Systems Ltd

Magal Security Systems Ltd. Announces Third Quarter and Nine Months Financial Results

Monday October 30, 7:00 am ET

 Net Income More Than Doubled Compared With the Second Quarter of 2006
YAHUD, Israel, October 30 /PRNewswire-FirstCall/ -- Magal Security Systems Ltd. (Nasdaq NM:MAGS; TASE:MAGS) today announced its consolidated financial results for the three and nine-month periods ended September 30, 2006.

Revenues for the third quarter of 2006 reached US$16.2 million, an increase of
2.5 percent compared with the third quarter of 2005 and an increase of 8.6 percent over the second quarter of 2006.

Gross profit for the third quarter of 2006 reached US$6.9 million (42.6 percent of revenues), an increase of 15.8 percent over the third quarter of 2005 and an increase of 10.8 percent compared with the second quarter of 2006. Our cost of revenues for the third quarter of 2006 includes a reduction of a previously recorded provision of US$0.7 million that we made in connection with the cancellation of a turnkey project in Eastern Europe. We reduced the provision based on a result of a recent favourable ruling by the District Court in Haifa, Israel and the opinion of our legal counsel.

Operating and net income in the third quarter of 2006, reached US$1.2 million and US$623,000, respectively, compared with an operating and net loss of US$263,000 and US$376,000, respectively, for the third quarter of 2005. Diluted earnings per share for the third quarter were US$0.06, compared with diluted loss per share of US$0.04 in the same period last year.

Revenues for the first nine months of 2006 reached US$44.5 million, an increase of 4.2 percent compared with the same period in 2005.

Operating and net income for the nine-month period, reached US$2.4 million and US$1 million, respectively, compared with an operating and net loss of US$972,000 and US$1.7 million, respectively, for the first nine months of 2005. Diluted earnings per share for the nine-month period were US$0.10, compared with diluted loss per share of US$0.17 in the same period of last year.

Our 2005 financial information includes the reversal of revenues and a corresponding increase in expenses as a result of the cancellation of the Eastern European turnkey project subsequent to the 2005 year end.

Commenting on the results, Mr. Izhar Dekel, CEO of Magal, said: "Based on our current backlog, including the previously announced major contract for the Northern border of Israel, and on new orders that we expect to receive during the fourth quarter, management believes that our year-end results will be better than those of last year."

The Company will be hosting its quarterly conference call at 10:00am EST today. Mr. Jacob Even-Ezra, Chairman of the Board, Mr. Izhar Dekel, CEO, and Mrs. Raya Asher, V.P. Finance & CFO, will review and discuss the third quarter 2006 results. They will then be available to answer questions.

To participate, you may call one of the teleconferencing numbers that follows. Please place your calls 5-10 minutes before the conference call commences. If you are unable to connect using one of the toll-free numbers, please try the international dial-in number.

    US Dial-in Number: 1-866-860-9642
    Canada Dial-in Number: 1-866-485-2399
    Israel Dial-in Number: 03 918 0610
    International Dial-in Number: +972-3-918-0610

    At:
    10:00am Eastern Time
    7:00am Pacific Time
    5:00pm Israel Time

    About Magal Security Systems, Ltd.:

Magal Security Systems Ltd. is engaged in the development, manufacturing and marketing of computerized security systems, which automatically detect, locate and identify the nature of unauthorized intrusions. Magal also supplies video monitoring services through Smart Interactive Systems, Inc., a subsidiary established in the U.S. in June 2001. The Company's products are currently used in more than 70 countries worldwide to protect national borders, airports, correctional facilities, nuclear power stations and other sensitive facilities from terrorism, theft and other threats. Israeli-based Magal has subsidiaries in the U.S., Canada, the U.K., Germany, Romania, Mexico and an office in China.

Magal trades under the symbol MAGS on the Nasdaq National Market since 1993 and on the Tel-Aviv Stock Exchange (TASE) since July 2001.

This press release contains forward-looking statements, which are subject to risks and uncertainties. Such statements are based on assumptions and expectations which may not be realized and are inherently subject to risks and uncertainties, many of which cannot be predicted with accuracy and some of which might not even be anticipated. Future events and actual results, financial and otherwise, may differ from the results discussed in the forward-looking statements. A number of these risks and other factors that might cause differences, some of which could be material, along with additional discussion of forward-looking statements, are set forth in the Company's Annual Report on Form 20-F filed with the Securities and Exchange Commission.

                   Condensed Consolidated Statements of Income

                      (All numbers except EPS expressed in
                                thousands of US$)

                           Nine Months Ended Sep. 30,  Quarter Ended Sep. 30,
                          2006     2005      %         2006      2005    %
                                           change                      change

    Revenues             44,506    42,725   4.2       16,160    15,761   2.5

    Cost of revenues     25,700    26,141  -1.7        9,276     9,817  -5.5

    Gross profit         18,806    16,584  13.4        6,884     5,944  15.8
    Operating expenses:
    Research and          3,802     3,769   0.9        1,152     1,337 -13.8
    development, net

    Selling and           8,115     9,569 -15.2        2,830     3,503 -19.2
    marketing
    General and           4,537     4,218   7.6        1,674     1,367  22.5
    administrative
    Total                16,454    17,556  -6.3        5,656    6,207  -8.9
    Operating expenses

    Operating income      2,352      (972)             1,228     (263)

    Financial               640       485  31.9          260      119 118.4
    expense, net
    Income (loss)         1,712    (1,457)               968     (382)
    from continuing
    operations
    before income
    taxes
    Income tax              616       121 409.1          345      (27)
    (tax benefit)

    Net Income            1,096    (1,578)               623     (355)
    (loss) from
    continuing
    operations
    Loss on                  55        76 -27.6              -      21
    discontinued
    operations, net
    Net income (loss)     1,041    (1,654)                 623    (376)


    Basic net            $ 0.10    ($0.17)               $ 0.06  ($0.04)
    earnings (losses)
    per share

    Weighted average
    number of shares
    outstanding used
    in computing
    basic net
    earnings per
    share                10,382     9,712               10,390   10,372

    Diluted net          $ 0.10    ($0.17)              $ 0.06   ($0.04)
    earnings (losses)
    per share

    Weighted average
    number of shares
    outstanding used
    in computing
    diluted net
    earnings per
    share                 10,447     9,811              10,435   10,383

 Financial Ratios

                       Nine Months Ended Sep. 30,      Quarter Ended Sep. 30,
                         2006         2005                 2006      2005
    Gross margin         42.3         38.8                 42.6      37.7
    Research and          8.5          8.8                  7.1       8.5
    development,
    net as a % of
    revenues
    Selling and          18.2         22.4                 17.5      22.2
    Marketing as a
    % of revenues
    General and          10.2          9.9                 10.4       8.7
    administrative
    as a % of
    revenues
    Operating             5.3         (2.3)                 7.6      (1.7)
    margin
    Net income            2.3         (3.9)                 3.9      (2.4)
    margin (after
    discontinued
    operation)
    Total bank          *0.45        **0.41               *0.45     **0.41
    debt to total
    capitalization
    Current ratio       *2.33        **1.86                *2.33    **1.86


    * As of September 30, 2006
    ** As of December 31, 2005


                   Condensed Consolidated Statements of Income
                      (All numbers except EPS expressed in
                                thousands of US$)


                                    Three months ended
                                       Sep. 30, 2005
                                      As             As
                                 previously      adjusted
                                 reported
    Consolidated Statement of
    Income Data:
    Revenues                      $17,721         $15,761
    Cost of revenues               10,239           9,817
    Gross profit                    7,482           5,944
    Operating expenses:
    Research and development,
    net                            1,337            1,337
    Selling and marketing, net     3,775            3,503
    General and administrative     1,367            1,367
    Total operating expenses       6,479            6,207
    Operating income (loss)        1,003             (263)
    Financial expenses, net          119              119
    Income (loss) before income
    taxes                            884             (382)
    Income taxes (tax benefit)       260              (27)
    Income (loss) from
    continuing operations            624             (355)
    Loss from discontinued
    operations, net                   21               21
    Net income                       603             (376)

                           Magal Security Systems Ltd.
                      Condensed Consolidated Balance Sheets
                   (All numbers expressed in thousands of US$)

                                               September 30,    December 31,
                                                   2006           2005
    Current assets:
    Cash and cash equivalents                      4,643         10,099
    Short term bank deposits                      16,753         17,053
    Trade receivables                             22,058         24,012
    Unbilled accounts receivable                   9,027          8,596
    Other accounts receivable and prepaid expenses 3,993          4,455
    Deferred income taxes                          1,237          1,187
    Inventories                                   13,729         11,110
    Total current assets                          71,440         76,512

    Long term investments and receivables:
    Long-term trade receivables                      265            290
    Long-term bank deposits                        4,800          1,800
    Severance pay fund                             2,323          2,070
    Total long term investments and receivables    7,388          4,160

    Property and Equipment, Net                   15,517         15,587

    Other Assets, Net                              5,871          5,583

    Total assets                                 100,216        101,842

    Current liabilities:
    Short-term bank credit                        17,958         18,068
    Current maturities of long-term bank debt        147          3,647
    Trade payables                                 5,012          6,360
    Other accounts payable, accrued expenses and   7,483         12,983
    customer advances
    Total current liabilities                     30,600         41,058

    Long-term liabilities:
    Long-term bank debt                            8,244          1,653
    Accrued severance pay                          2,444          2,131
    Long-term liability in respect of forward          -             50
    contracts
    Total long-term liabilities                   10,688          3,834

    Shareholders' Equity                          58,928         56,950

    Total Liabilities and Shareholders' Equity   100,216        101,842



    Contacts:
    Company
    Magal Security Systems, Ltd
    Raya Asher, CFO
    Tel: +972-3-5391444
    Fax: +972-3-5366245
    E-mail: magalssl@trendline.co.il

    Investor Relations
    Gelbart Kahana Investor Relations
    Ehud Helft/Kenny Green
    Tel: +1-866-704-6710
    E-mail: Ehud.Helft@galir.com
    Kenny.Green@galir.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            MAGAL SECURITY SYSTEMS LTD.
                                                (Registrant)



                                            By: /s/Jacob Even-Ezra
                                                ------------------
                                                Jacob Even-Ezra
                                                Chairman of the Board



Date:  October 30, 2006